July 31, 2024

Bill Wilson
Chief Executive Officer
Townsquare Media, Inc.
One Manhattanville Road
Suite 202
Purchase, NY 10577

       Re: Townsquare Media, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K filed May 9, 2024
           File No. 001-36558
Dear Bill Wilson:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology